Exhibit 99.5

SRK Consulting (Canada) Inc. 1500 – 155 University Ave. Toronto, Ontario, Canada M5H 3B7

T: +1.416.601.1445 F: +1.416.601.9046

toronto@srk.com www.srk.com

Project number: 3CN024.004

Toronto, March 17, 2017

To:

Securities Regulatory Authorities

B. C. Securities Commission (BCSC)

Alberta Securities Commission (ABC)

Ontario Securities Commission (OSC)

L’Autorité des marchés financiers (AMF)

Toronto Stock Exchange (TSX)

CONSENT of AUTHOR

I, Lars Weiershäuser, do hereby consent to the public filing of the technical report titled “Updated Independent Technical Report for the Maniitsoq Nickel-Copper-Cobalt-PGM Project, Greenland”, dated March 17, 2017, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of North American Nickel Inc. (the “Company”) and to the filing of the Technical Report with any securities regulatory authorities and on SEDAR.

I also consent to the use of any extracts from or a summary of the Technical Report in the news release of the Company dated March 17, 2017 (the “Written Disclosure”). I certify that I have read the Written Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 17th day of March, 2017.

[“signed and sealed”]
Lars Weiershäuser, PhD, PGeo
Associate Consultant (Geology)

Local Offices:	Group Offices:
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